EXHIBIT 21
Subsidiaries of Lindsay Corporation

Ownership
Percentage
Lindsay International Sales Corporation – Delaware (Inactive)	100%
Lindsay Manufacturing, LLC – Nebraska	100%
Lindsay Sales Holding Co., LLC – Nebraska	100%
Lindsay Sales & Service, LLC – Nebraska	100%
Lindsay International Sales & Service, LLC – Nebraska	100%
Irrigation Specialists, Inc. – Delaware	100%
Barrier Systems Sales & Service, LLC – Nebraska	100%
Barrier Systems, Inc. – California	100%
Safe Technologies, Inc. – California	100%
Lindsay Transportation, Inc. – Nebraska	100%
LMC Professional Supply, Inc. – Delaware (Inactive)	100%
Lindsay – Irrigation Pty., Ltd. – Australia (Inactive)	100%
Lindsay International Holdings, B.V. – Netherlands	100%
Lindsay Europe SAS – France	100%
Lindsay America do Sul Ltda. – Brazil	100%
Lindsay Manufacturing Africa (PTY) Ltd – South Africa	100%
Snoline S.P.A.	100%
Flagship Holdings Limited	100%

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